UNITED STATES SECURITIES AND EXCHANGE
COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA” or the “Bank”), in compliance with the securities market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Having obtained the corresponding authorization from the European Central Bank, BBVA hereby announces its irrevocable decision to exercise the early redemption of its issue of Subordinated Notes, with an aggregate principal amount of GBP 300 million and with ISIN code XS2206805769 (the “Issue”), which has been qualifying as Tier 2 capital of the Bank and its Group. The early redemption will take place on 15 July 2026 (coinciding with the Optional Redemption Date),.

The Optional Redemption Amount per Subordinated Note shall be GBP 100,000 plus any accrued and unpaid interests until 15 July 2026 (but excluding), amounting to GBP 3,104 per Subordinated Note, and shall be paid in accordance with the terms and conditions of the Issue.

Madrid, 9 June 2026

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: June 9, 2026
	By:	/s/ José María Caballero Cobacho
	Name:	José María Caballero Cobacho
	Title:	Head of ALM